Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

CNET Networks, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Earnings available to cover fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries	674,223	(593,579)	(2,058,495)	(380,878)	(25,630)	(1,363)
Plus: Fixed charges	10,015	20,836	22,209	18,693	14,591	6,807

Earnings available to cover fixed charges	684,238	(572,743)	(2,036,286)	(362,185)	(11,039)	5,444

Fixed charges:
Interest expense, including amortization of deferred financing costs	8,248	17,981	15,615	10,289	6,932	3,031
Interest portion of rent expense	1,767	2,855	6,594	8,404	7,659	3,776

Total fixed charges	10,015	20,836	22,209	18,693	14,591	6,807

Ratio of earnings to fixed charges	68.3	xx (a)	xx (a)	xx (a)	xx (a)	0.8

(a)	Earnings available to cover fixed charges were inadequate for the years ended December 31, 2000, 2001, 2002 and 2003, and the six months ended June 30, 2004. Additional earnings of approximately $593.6 million, $2.1 billion, $380.9 million, $25.6 million and $1.4 million, respectively, for the years ended December 31, 2000, 2001, 2002 and 2003 and the six months ended June 30, 2004 would have been required to attain a ratio of 1:1.

CNET Networks, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2004
	1999	2000	2001	2002	2003
Earnings available to cover combined fixed charges and preferred stock dividends:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries	674,223	(593,579)	(2,058,495)	(380,878)	(25,630)	(1,363)
Plus: Combined fixed charges and preferred stock dividends	10,015	20,836	22,209	18,693	14,591	6,807

Earnings available to cover combined fixed charges and preferred stock dividends	684,238	(572,743)	(2,036,286)	(362,185)	(11,039)	5,444

Fixed charges:
Interest expense, including amortization of deferred financing costs	8,248	17,981	15,615	10,289	6,932	3,031
Interest portion of rent expense	1,767	2,855	6,594	8,404	7,659	3,776
Preferred stock dividends	—	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	10,015	20,836	22,209	18,693	14,591	6,807

Ratio of earnings to combined fixed charges and preferred stock dividends	68.3	xx (a)	xx (a)	xx (a)	xx (a)	0.8

(a)	Earnings available to cover combined fixed charges and preferred stock dividends were inadequate for the years ended December 31, 2000, 2001, 2002 and 2003. Additional earnings of approximately $593.6 million, $2.1 billion, $380.9 million, $25.6 million and $1.4 million, respectively, for the years ended December 31, 2000, 2001, 2002 and 2003 and the six months ended June 30, 2004 would have been required to attain a ratio of 1:1.